SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Startech Environmental Corporation
(Name of Subject Company)
Friendly LRL Holdings LLC
(Name of Filing Persons, Offerors)
Common Stock, no par value
(Title of Class of Securities)
855906103
(CUSIP Number of Class of Securities)
Sergey Mitirev
16, rue de Contamines
1206 Geneve
Switzerland
+41 22 704 32 00
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Peter L. Korn, Jr.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020-1089
Telephone: (212) 768-5311
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued by Friendly LRL Holdings LLC on June 29, 2009.
For Immediate Release
Friendly LRL Holdings Intends to Commence Cash Tender Offer for All Outstanding Shares of
Startech Environmental Corporation
Geneva, Switzerland, June 29, 2009 — Friendly LRL Holdings LLC (“FLH”), announced today that it has submitted a proposal to the Board of Directors of Startech Environmental Corporation (OTC Bulletin Board: STHK.OB)(“Startech”) to cause a wholly-owned acquisition subsidiary of FLH (“Acquisition Corp.”), to acquire all of the outstanding shares of common stock of Startech for $0.65 per share in cash, representing a 103% premium over Startech’s closing price on June 29, 2009, a 84% premium over the average nine-month closing price and a 71% premium over Startech’s highest closing price at any time over the past six months. The proposed transaction is an all cash offer with no financing contingency. FLH has sufficient cash on hand to pay all of the consideration in the proposed transaction.
The transaction would be structured as a cash tender offer at $0.65 per share, without interest. Upon completion of the tender offer, it is expected that shares not purchased in the tender offer would be acquired in a subsequent merger at the same price of $0.65 per share in cash, without interest, as soon as practicable after completion of the tender offer.
“We believe that this proposed transaction represents a compelling opportunity for Startech shareholders to monetize their investment in Startech at a substantial premium to Startech’s current and nine-month average closing price, with materially lower risk than if Startech proceeds on a stand-alone basis”, said Sergey Mitirev of FLH.
FLH has made multiple efforts to engage in meaningful discussions with Startech regarding a negotiated transaction, and has now decided to bring its offer directly to the Startech shareholders in view of Startech’s unwillingness to enter into transaction discussions to date. FLH remains willing to discuss a negotiated transaction with Startech. “Our strong preference is to engage with Startech to quickly reach a negotiated agreement and deliver on the compelling value that our offer represents,” said Mr. Mitirev.
Any further delay in accepting FLH’s proposal could prevent Startech’s shareholders and other constituents from realizing its benefits, particularly given Startech’s recent operating performance and financial condition as reflected in its securities filings. “We place significant value on the ability to close this transaction quickly, and there can be no assurance that in the future FLH or any other buyer would pay the same high premium that we are offering today,” Mr. Mitirev wrote in his letter to Startech’s Board.
Acquisition Corp. intends to promptly commence a tender offer to purchase all of the outstanding common stock of Startech for $0.65 per share in cash. The complete terms of the offer will be contained in materials to be filed with the Securities and Exchange Commission. The tender offer will be subject to customary conditions in a transaction of this type, including the condition that a majority of Startech’s shares of common stock then outstanding on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration date of the tender offer, and is based on Startech’s current equity capitalization as reflected in its most recent securities filings. FLH’s proposal is an all-cash transaction with no significant anticipated regulatory hurdles to completion.

The full text of the letter sent today to the Startech Board of Directors is as follows:
June 29, 2009
Board of Directors
Startech Environmental Corporation
88 Danbury Road
Wilton, Connecticut 06897
Attention: Joseph F. Longo, Chairman
Dear Members of the Board:
We are very disappointed that Startech Environmental Corporation (“Startech”) has chosen not to meet with Friendly LRL Holdings, LLC (“FLH”) and our advisors or engage in any discussions regarding the proposal that we sent you on June 9, 2009 to acquire all of the outstanding shares of capital stock of Startech at a purchase price of $0.65 per share in cash (the “Proposed Transaction”). The purchase price in the Proposed Transaction represents a 103% premium over Startech’s closing price on June 29, 2009, a 84% premium over Startech’s nine-month average closing price and a 71% premium over Startech’s highest closing price at any time over the past six months. The Proposed Transaction is not subject to any financing contingency, as we have sufficient cash on hand to pay all of the consideration in the Proposed Transaction. We also do not believe that there are any significant regulatory impediments to the transaction.
We believe that the Proposed Transaction represents a compelling opportunity for Startech shareholders to monetize their investment in Startech at a substantial premium to Startech’s current and nine-month average closing price, with materially lower risk than if Startech proceeds on a stand-alone basis. We believe that shareholders will find this offer extremely attractive and hope that your board will take the opportunity to negotiate a transaction that will facilitate the receipt by shareholders of the substantial value represented by our offer.
In light of the important shareholder interests at stake, we believe that it is imperative to bring our offer directly to the Startech shareholders given your refusal to date to engage in meaningful discussions regarding a negotiated transaction. Accordingly, please be advised that we intend to promptly commence a tender offer to purchase all of the outstanding shares of common stock of Startech for $0.65 per share in cash based on Startech’s current equity capitalization as reflected in its most recent public securities filings. We believe that this all-cash offer is compelling for Startech and its shareholders and, accordingly, we are making this letter public simultaneously with its delivery to you.
Our strong preference is to engage with Startech’s Board of Directors to quickly reach a negotiated agreement and deliver on the compelling value that our offer represents. We believe that Startech’s shareholders would not be well served by any further delay in negotiating and completing the proposed transaction. Any further delay works against the interest of Startech’s shareholders given the Company’s recent operating performance and financial condition, particularly in light of the Company’s disclosures in its Form 10-Q filed on June 9, 2009, that there is substantial doubt as to the Company’s ability to continue as a going concern. We place significant value on the ability to close this transaction quickly, and there can be no assurance that in the future FLH or any other buyer would pay the same high premium that we are offering today.

We are prepared to close this transaction quickly and are available to meet and discuss any and all aspects of this proposal with you. If you are interested in discussing a possible negotiated transaction, please contact us as soon as possible.
Very truly yours,
FRIENDLY LRL HOLDINGS, LLC
By: /s/ Sergey Mitirev
Name: Sergey Mitirev
Its:    Authorized Representative

Source: Friendly LRL Holdings LLC
Contact:
Morrow & Co., LLC
Stamford, CT
(800) 607-0088 or(203) 658-9400
DISCLAIMER: CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS. Statements in this press release that are not historical facts are “forward-looking statements”. Such forward-looking statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, among others: the willingness of Startech to enter into a definitive agreement with respect to the transaction with FLH or an affiliate thereof, the willingness of Startech shareholders to tender their shares in the tender offer and the number and timing of shares tendered, the receipt of third party consents and approvals to the extent required for the acquisition and the satisfaction of the conditions to the tender offer described in the Offer to Purchase and related materials to be filed by FLH with the Securities and Exchange Commission. This press release speaks only as of its date, and FLH undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT. THE TENDER OFFER DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL STARTECH COMMON STOCK. THE SOLICITATION AND OFFER TO PURCHASE STARTECH’S COMMON STOCK WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED MATERIALS THAT FLH INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE AND RELATED MATERIALS WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED (WHEN AVAILABLE) FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MORROW & CO., LLC, AT (203) 658-9400 OR (800) 607-0088 (TOLL-FREE).